UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

December 13, 2019
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

(801) 278-0700
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.        Other Events

Net Asset Value

On December 13, 2019, our board of directors determined the value of our shares of common stock at $10.46 per share as of September 30, 2019, based on the Company’s net asset value. The net asset value of the Company was determined primarily by independent appraisals and considered metrics such as cash flows, comparable sales metrics, capitalization rates, loan balances, interest rates and financial projections as well as other assets and obligations of the Company.

Information regarding the independent appraisals used to determine net asset value as of September 30, 2019 is shown below:

Property Name	Location	Appraiser	Appraised Market Value
Heights at Meridian	Durham, NC	Colliers International	$70,800,000
Parc Westborough	Westborough, MA	Cushman and Wakefield	$69,500,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT II, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Chief Legal Officer

Date:   December 17, 2019